                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Robotic Vision Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   771074-10-1
                 ---------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                 ---------------------------------------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 2 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    4,714 Prepaid Common Stock Purchase Warrants
     OWNED BY               (exercisable into 2,226,105 shares of Common
       EACH                 Stock)/(1)//(2)//(3)/
    REPORTING             376,923 Incentive Stock Purchase Warrants
      PERSON                (exercisable into 376,923 shares of Common
       WITH                 Stock)/(1)//(3)/
                          2,000,000 New Warrants (exercisable into 2,000,000
                            shares of Common Stock)/(1)//(3)/
                          14 shares of Common Stock
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(3)/* 10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 10.0% as of December 31, 2001./(3)/ (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in
      Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN;HC
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

/(3)/ Pursuant to the terms of the Prepaid Common Stock Purchase Warrants, the Incentive Stock Purchase Warrants and the New Warrants, the Reporting Person cannot be the "beneficial owner" of more than 10.0% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 3 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name GLB Partners, L.P
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    4,714 Prepaid Common Stock Purchase Warrants
     OWNED BY                (exercisable into 2,226,105 shares of Common
       EACH                  Stock)/(1)//(2)//(3)/
    REPORTING             376,923 Incentive Stock Purchase Warrants
      PERSON                 (exercisable into 376,923 shares of Common
       WITH                  Stock)/(1)//(3)/
                          2,000,000 New Warrants (exercisable into 2,000,000
                             shares of Common Stock)/(1)//(3)/
                          14 shares of Common Stock
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(3)/* 10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 10.0% as of December 31, 2001./(3)/ (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in
      Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN;HC
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

/(3)/ Pursuant to the terms of the Prepaid Common Stock Purchase Warrants, the Incentive Stock Purchase Warrants and the New Warrants, the Reporting Person cannot be the "beneficial owner" of more than 10.0% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 4 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Liability Company, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    4,714 Prepaid Common Stock Purchase Warrants
     OWNED BY               (exercisable into 2,226,105 shares of Common
       EACH                 Stock)/(1)//(2)//(3)/
    REPORTING             376,923 Incentive Stock Purchase Warrants
      PERSON                (exercisable into 376,923 shares of Common
       WITH                 Stock)/(1)//(3)/
                          2,000,000 New Warrants (exercisable into 2,000,000
                            shares of Common Stock)/(1)//(3)/
                          14 shares of Common Stock
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(3)/* 10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 10.0% as of December 31, 2001./(3)/ (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in
      Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO;HC
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

/(3)/ Pursuant to the terms of the Prepaid Common Stock Purchase Warrants, the Incentive Stock Purchase Warrants and the New Warrants, the Reporting Person cannot be the "beneficial owner" of more than 10.0% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 5 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    4,714 Prepaid Common Stock Purchase Warrants
     OWNED BY               (exercisable into 2,226,105 shares of Common
       EACH                 Stock)/(1)//(2)//(3)/
    REPORTING             376,923 Incentive Stock Purchase Warrants
      PERSON                (exercisable into 376,923 shares of Common
       WITH                 Stock)/(1)//(3)/
                          2,000,000 New Warrants (exercisable into 2,000,000
                            shares of Common Stock)/(1)//(3)/
                          14 shares of Common Stock
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(3)/* 10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 10.0% as of December 31, 2001./(3)/ (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in
      Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

/(3)/ Pursuant to the terms of the Prepaid Common Stock Purchase Warrants, the Incentive Stock Purchase Warrants and the New Warrants, the Reporting Person cannot be the "beneficial owner" of more than 10.0% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 6 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois Limited Partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,650 Prepaid Common Stock Purchase Warrants
     OWNED BY                (exercisable into 2,401,047 shares of Common
       EACH                  Stock)/(1)//(2)/
    REPORTING             131,923 Incentive Stock Purchase Warrants
      PERSON                 (exercisable into 131,923 shares of Common
       WITH                  Stock)/(1)/
                          780,000 New Warrants (exercisable into 780,000
                             shares of Common Stock)/(1)/
                          14 shares of Common Stock
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.4% as of December 31, 2001. (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in
      Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN;HC
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 7 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wingate Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,650 Prepaid Common Stock Purchase Warrants
     OWNED BY               (exercisable into 2,401,047 shares of Common
       EACH                 Stock)/(1)//(2)/
    REPORTING             131,923 Incentive Stock Purchase Warrants
      PERSON                (exercisable into 131,923 shares of Common
       WITH                 Stock)/(1)/
                          780,000 New Warrants (exercisable into 780,000
                            shares of Common Stock)/(1)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.4% as of December 31, 2001. (Based on 41,427,389 shares Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 8 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,064 Prepaid Common Stock Purchase Warrants
     OWNED BY               (exercisable into 3,138,043 shares of Common
       EACH                 Stock)/(1)//(2)//(3)/
    REPORTING             245,000 Incentive Stock Purchase Warrants
      PERSON                (exercisable into 245,000 shares of Common
       WITH                 Stock)/(1)//(3)/
                          1,220,000 New Warrants (exercisable into 1,220,000
                            shares of Common Stock)/(1)//(3)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(3)/* 10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 10.0% as of December 31, 2001./(3)/ (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in
      Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO; HC
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

/(3)/ Pursuant to the terms of the Prepaid Common Stock Purchase Warrants, the Incentive Stock Purchase Warrants and the New Warrants, the Reporting Person cannot be the "beneficial owner" of more than 10.0% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 9 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,064 Prepaid Common Stock Purchase Warrants
     OWNED BY               (exercisable into 3,138,043 shares of Common
       EACH                 Stock)/(1)//(2)//(3)/
    REPORTING             245,000 Incentive Stock Purchase Warrants
      PERSON                (exercisable into 245,000 shares of Common
       WITH                 Stock)/(1)//(3)/
                          1,220,000 New Warrants (exercisable into 1,220,000
                            shares of Common Stock)/(1)//(3)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(3)/* 10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Up to 10.0% as of December 31, 2001./(3)/ (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in
      Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

/(1)/ See Item 4, Endnote 1.

/(2)/ Prepaid Common Stock Warrants also accrue premiums, payable in cash or common stock, at the discretion of the Issuer. Such shares are not reported as beneficially owned herein.

/(3)/ Pursuant to the terms of the Prepaid Common Stock Purchase Warrants, the Incentive Stock Purchase Warrants and the New Warrants, the Reporting Person cannot be the "beneficial owner" of more than 10.0% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 10 of 23 Pages
------------------------                              ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Trading Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liablility company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY
       EACH               14 shares of Common Stock
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          7
                               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 0% as of December 31, 2001. (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO
------------------------------------------------------------------------------

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 11 of 23 Pages
------------------------                              ------------------------

Item 1(a)       Name of Issuer:   Robotic Vision Systems, Inc.

      1(b)      Address of Issuer's Principal Executive Offices:

                                    425 Rabro Drive East
                                    Hauppauge, NY 11788

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                                    Citadel Limited Partnership
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

                                    GLB Partners, L.P.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited partnership

                                    Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited liability company

                                    Kenneth Griffin
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    U.S. Citizen

                                    Wellington Partners Limited Partnership
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 12 of 23 Pages
------------------------                              ------------------------

                                    Wingate Capital Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Cayman Islands company

                                    Kensington Global Strategies Fund, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

                                    Fisher Capital Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Cayman Islands company

                                    Citadel Trading Group, L.L.C.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Cayman Islands company

      2(d)      Title of Class of Securities:

                                    Common Stock, par value $0.01 per share

      2(e)      CUSIP Number:        771074-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a)          [__]   Broker or dealer registered under Section 15
                                    of the Exchange Act;

                (b)          [__]   Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

                (c)          [__]   Insurance company as defined in
                                    Section 3(a)(19) of the Exchange Act;

                (d)          [__]   Investment company registered under Section
                                    8 of the Investment Company Act;

                (e)          [__]   An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 13 of 23 Pages
------------------------                              ------------------------

                (f)          [__]   An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                (g)          [__]   A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(ii)(G);

                (h)          [__]   A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act;

                (i)          [__]   A church plan that is excluded from the
                                    definition of an investment  company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                (j)          [__]   Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4          Ownership:

CITADEL LIMITED PARTNERSHIP

      (a)       Amount beneficially owned:

4,714 Prepaid Common Stock Purchase Warrants (exercisable into 2,226,105 shares of Common Stock)(1)(2)

376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 shares of Common Stock)(1)

2,000,000 New Warrants (exercisable into 2,000,000 shares of Common Stock)(1)

14 shares of Common Stock

      (b)       Percent of Class:

Up to 10.0% as of December 31, 2001.(1) (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                                    See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 14 of 23 Pages
------------------------                              ------------------------

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.

GLB PARTNERS,  L.P.

      (a)       Amount beneficially owned:

4,714 Prepaid Common Stock Purchase Warrants (exercisable into 2,226,105 shares of Common Stock)(1)(2)

376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 shares of Common Stock)(1)

2,000,000 New Warrants (exercisable into 2,000,000 shares of Common Stock)(1)

14 shares of Common Stock

      (b)       Percent of Class:

Up to 10.0% as of December 31, 2001.(1) (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.


CITADEL INVESTMENT GROUP, L.L.C.

      (a)       Amount beneficially owned:

4,714 Prepaid Common Stock Purchase Warrants (exercisable into 2,226,105 shares of Common Stock)(1)(2)

376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 shares of Common Stock)(1)

2,000,000 New Warrants (exercisable into 2,000,000 shares of Common Stock)(1)

14 shares of Common Stock

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 15 of 23 Pages
------------------------                              ------------------------

      (b)       Percent of Class:

Up to 10.0% as of December 31, 2001.(1) (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.

KENNETH GRIFFIN

      (a)       Amount beneficially owned:

4,714 Prepaid Common Stock Purchase Warrants (exercisable into 2,226,105 shares of Common Stock)(1)(2)

376,923 Incentive Stock Purchase Warrants (exercisable into 376,923 shares of Common Stock)(1)

2,000,000 New Warrants (exercisable into 2,000,000 shares of Common Stock)(1)

14 shares of Common Stock

      (b)       Percent of Class:

Up to 10.0% as of December 31, 2001.(1) (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                                    See item (a) above.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 16 of 23 Pages
------------------------                              ------------------------

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                                    See item (a) above.

WELLINGTON PARTNERS LIMITED PARTNERSHIP

      (a)       Amount beneficially owned:

1,650 Prepaid Common Stock Purchase Warrants (exercisable into 2,401,047 shares of Common Stock)(1)(2)

131,923 Incentive Stock Purchase Warrants (exercisable into 131,923 shares of Common Stock)(1)

780,000 New Warrants (exercisable into 780,000 shares of Common Stock)(1)

14 shares of Common Stock

      (b)       Percent of Class:

Approximately 7.4% as of December 31, 2001. (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 17 of 23 Pages
------------------------                              ------------------------

WINGATE CAPITAL LTD.

      (a)       Amount beneficially owned:

1,650 Prepaid Common Stock Purchase Warrants (exercisable into 2,401,047 shares of Common Stock)(1)(2)

131,923 Incentive Stock Purchase Warrants (exercisable into 131,923 shares of Common Stock)(1)

780,000 New Warrants (exercisable into 780,000 shares of Common Stock)(1)

      (b)       Percent of Class:

Approximately 7.4% as of December 31, 2001. (Based on 41,427,389 Shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.

KENSINGTON GLOBAL STRATEGIES FUND, LTD.

      (a)       Amount beneficially owned:

3,064 Prepaid Common Stock Purchase Warrants (exercisable into 3,138,043 shares of Common Stock)(1)(2)

245,000 Incentive Stock Purchase Warrants (exercisable into 245,000 shares of Common Stock)(1)

1,220,000 New Warrants (exercisable into 1,220,000 shares of Common Stock)(1)

      (b)       Percent of Class:

Up to 10.0% as of December 31, 2001. (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 18 of 23 Pages
------------------------                              ------------------------

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 19 of 23 Pages
------------------------                              ------------------------

FISHER CAPITAL LTD.

      (a)       Amount beneficially owned:

3,064 Prepaid Common Stock Purchase Warrants (exercisable into 3,138,043 shares of Common Stock)(1)(2)

245,000 Incentive Stock Purchase Warrants (exercisable into 245,000 shares of Common Stock)(1)

1,220,000 New Warrants (exercisable into 1,220,000 shares of Common Stock)(1)

      (b)       Percent of Class:

Up to 10.0% as of December 31, 2001. (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001, plus the Common Stock issuable upon the exercise of the warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.

CITADEL TRADING GROUP, L.L.C.

      (a)       Amount beneficially owned:

14 shares of Common Stock

      (b)       Percent of Class:

Approximately 0% as of December 31, 2001. (Based on 41,427,389 shares of Common Stock issued and outstanding as of December 20, 2001.)

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 20 of 23 Pages
------------------------                              ------------------------

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                                    0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.

     /(1)/As of any date ("Exercise Date"), subject to the limitations described below, a portion of the Prepaid Common Stock Purchase Warrants may be exercised into a number of shares of Common Stock determined by dividing the Stated Value of such securities ($1,000 per warrant) (plus, in the Issuer's discretion, an amount equal to any accrued but unpaid premiums due with respect to such securities) by the applicable exercise price ("Exercise Price"). The Exercise Price is equal to the lesser of (i) $3.96 ("Fixed Exercise Price") and (ii) 95% of the average of the three lowest closing bid prices (as reported on the Nasdaq National Market System) in the Pricing Period ending on the trading day immediately preceding the Exercise Date ("Market Price"). As used herein, "Pricing Period" shall mean 20 trading days, plus one additional trading day for each 30 day period between August 19, 1999 and the Exercise Date. As a result, if the Market Price is less than the Fixed Exercise Price, the Exercise Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Prepaid Common Stock Purchase Warrants may be exercised, and consequently the number of shares of such securities which the holders of such securities may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by the holders of such securities. As of December 31, 2001, the Exercise Price was $0.68720.

      In addition, the Incentive Stock Purchase Warrants may be exercised by the Reporting Persons into an equal number of shares of Common Stock at a fixed price of $3.96 per share at any time. The New Warrants may be exercised by the Reporting Persons into an equal number of shares of Common Stock at a fixed price of $4.02 per share at any time.

      None of the holders of the warrants reported herein may exercise such securities to the extent that, after giving effect to such exercise, through exercise of the warrants or otherwise, such holder (together with such holder's affiliates) would have acquired beneficial ownership of (as defined in Rule 13d-3, but excluding warrants other than that with respect to which such determination is made) a number of shares which, when added to the number of shares of Common Stock beneficially owned

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 21 of 23 Pages
------------------------                              ------------------------


(as defined in Rule 13d-3, but excluding warrants other than that with respect to which such determination is made) at the beginning of the 60-day period ending on and including the date of such exercise, in excess of 10.00% of the outstanding shares of the Issuer's Common Stock following such exercise during the 60-day period ending on and including such exercise date. Accordingly, the holders of such securities cannot be "beneficial owners" of more than 10.00% of the securities of Issuer within the meaning of Rule 13d-3 to the extent that the prohibitions in the foregoing sentence apply, and this Schedule shall not be construed as an admission that such holders of the securities reported herein are "beneficial owners" to such extent. The 10.00% limitation is cumulative across the warrants such that the warrants may be exercised in any combination so long as the 10.00% limitation is not exceeded.

     /(2)/ Prepaid Common Stock Purchase Warrants accrue premiums payable in cash or Common Stock, at the discretion of the Issuer. As of December 31, 2001, premiums of approximately $945,641 had accrued on the Prepaid Common Stock Purchase Warrants, which upon exercise of the warrants and at the discretion of the Company, could have been converted into an additional 1,376,079 shares of Common Stock. Such shares are not reported as beneficially owned herein.

Item 5          Ownership of Five Percent or Less of a Class:
                                    Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                                    See Item 2 above.

Item 8          Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9          Notice of Dissolution of Group:
                                    Not Applicable.

Item 10         Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2002                      /s/ Kenneth Griffin
                                                         ---------------------
                                                             Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                                     CITADEL INVESTMENT GROUP, L.L.C.

By:   GLB Partners, L.P.,                                       By:      /s/ Kenneth Griffin
      its General Partner                                              ----------------------------------
                                                                       Kenneth Griffin, President

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By:    /s/ Kenneth Griffin
      ------------------------------------
      Kenneth Griffin, President


GLB PARTNERS, L.P.                                              WELLINGTON PARTNERS LIMITED PARTNERSHIP

By:   Citadel Investment Group, L.L.C.,                         By:   Citadel Limited Partnership,
      its General Partner                                             its General Partner

By:    /s/ Kenneth Griffin                                      By:   GLB Partners, L.P.,
      ------------------------------------------------                its General Partner
      Kenneth Griffin, President

                                                                By:   Citadel Investment Group, L.L.C.,
                                                                      its General Partner

                                                                By:    /s/ Kenneth Griffin
                                                                      --------------------------------------
                                                                      Kenneth Griffin, President


WINGATE CAPITAL LTD.                                            KENSINGTON GLOBAL STRATEGIES FUND, LTD.

By:   Citadel Limited Partnership,                              By:   Citadel Limited Partnership,
      its Trading Manager                                             its General Partner

By:   GLB Partners, L.P.,                                       By:   GLB Partners, L.P.,
      its General Partner                                             its General Partner

By:   Citadel Investment Group, L.L.C.,                         By:   Citadel Investment Group, L.L.C.,
      its General Partner                                             its General Partner

By:    /s/ Kenneth Griffin                                      By:    /s/ Kenneth Griffin
      ----------------------------------                              ---------------------------------------
      Kenneth Griffin, President                                      Kenneth Griffin, President

------------------------                              ------------------------
  CUSIP NO. 771074-10-1            13G                   Page 23 of 23 Pages
------------------------                              ------------------------

FISHER CAPITAL LTD.                                             CITADEL TRADING GROUP, L.L.C.

By:   Citadel Limited Partnership,                              By:   Citadel Limited Partnership,
      its Trading Manager                                             its Managing Member

By:   GLB Partners, L.P.,                                       By:   GLB Partners, L.P.,
      its General Partner                                             its General Partner

By:   Citadel Investment Group, L.L.C.,                         By:   Citadel Investment Group, L.L.C.,
      its General Partner                                             its General Partner

By:    /s/ Kenneth Griffin                                      By:  /s/ Kenneth Griffin
      ------------------------------                                 ---------------------------------------
      Kenneth Griffin, President                                      Kenneth Griffin, President

